Heineken
NV

08000321

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
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Washington DC 20549
United States of America

SUPPL

date
14 January 2007

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Exemptionfile 82-4953

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Group Finance

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

Heineken acquires Tango Brewery in Algeria

Amsterdam, 14 January 2008 – Heineken N.V. announced today the acquisition of the Tango Brewery in Algiers, Algeria.

Heineken acquires Tango sarl from the Group Mehri. The acquisition price has not been disclosed. The transaction has been funded from existing cash resources and will be earnings enhancing in 2008 and value enhancing in 2012.

The company employs 350 staff and operates a modern brewing facility in Rouiba, 30 km from Algiers, the capital of Algeria. The brewery has been operational since 2001 and has a production capacity of 750,000 hectolitres. The brand portfolio consists of the leading national mainstream beer brand Tango, and two brands in the economy segment, Samba and Fiesta. The combined volume of the acquired brands and Heineken totals 140,000 hectolitres. The Heineken brand, currently imported, will be brewed in Algeria from 2008.

Tom de Man, Regional President Africa and the Middle East, Heineken N.V., commented: "With this acquisition, Heineken obtains the number one mainstream beer brand, Tango and becomes the strong number two player in the fast growing and profitable Algerian beer market. Given its strong brand image, we expect the Heineken brand to perform strongly in the market's large premium segment."

The current growth of the Algerian beer market is approximately 10% per annum based on a total volume of 1.1 million hectolitres in 2007. Current per capita consumption is 3.2 litres.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to € 12 billion and net profit before exceptional items and amortisation of brands amounted to € 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS.
Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

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